EXHIBIT 99.2

Rosetta Genomics First Quarter 2010 Financial Results

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company) CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2010	2009
	Unaudited

Revenues	$27	$17

Cost of revenues	158	138

Gross loss	131	121

Operating expenses:
Research and development, net	1,620	1,685
Marketing and business development	1,176	864
General and administrative	729	750

Total operating expenses	3,525	3,299

Operating loss	3,656	3,420
Financial expenses (income), net	105	(12)

Net loss	3,761	3,408
Attributable to non controlling interest	(21)	-

Net loss attributable to Rosetta Genomics before discontinued operation	3,740	3,408

Net loss attributable to Rosetta Genomics from discontinued operation	-	211

Net loss attributable to Rosetta Genomics after discontinued operation	$3,740	$3,619

Basic and diluted net loss per Ordinary share of continuing operation attributable to Rosetta Genomics' shareholders	$0.23	$0.28
Basic and diluted net loss per Ordinary share of discontinuing operation attributable to Rosetta Genomics' shareholders	$-	$0.02
Basic and diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders	$0.23	$0.30

Weighted average number of Ordinary shares used to computed basic and diluted net loss per Ordinary share	16,235,437	12,172,295

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company) CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,		December 31,
	2010	2009	2009
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,087	$10,157	$3,329
Restricted cash	1,056	1,237	1,076
Short-term bank deposits	5,186	1,170	3,143
Marketable securities	2,808	425	2,756
Trade receivables	44	15	72
Other accounts receivable and prepaid expenses	811	668	557
Current assets of discontinued operation	-	558	-

Total current assets	11,992	14,230	10,933

SEVERANCE PAY FUND	98	107	92
PROPERTY AND EQUIPMENT, NET	1,398	1,326	1,216
LONG-TERM ACCOUNTS RECEIVABLE	479	-	502
ASSETS OF DISCONTINUED OPERATION	-	2,171	-

Total long term assets	1,975	3,604	1,810

Total assets	$13,967	$17,834	$12,743
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term bank loan	118	96	125
Trade payables	848	932	654
Other accounts payable and accruals	1,268	1,112	1,526
Liabilities of discontinued operations	-	665	-

Total current liabilities	2,234	2,805	2,305

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	20	94	46
Convertible loan	-	1,500	1,500
Warrants related to share purchase agreement	1,583	-	-
Deferred revenue	1,928	228	1,928
Accrued severance pay	134	451	122

Total Long-term Liabilities	3,665	2,273	3,596

EQUITY:
Rosetta Genomics Shareholders equity:
Share capital	39	27	32
Additional paid-in capital	72,850	61,302	68,174
Other comprehensive income	152	1	96
Deficit accumulated during the development stage	(65,200)	(48,574)	(61,460)

Total Rosetta Genomics shareholders’ equity	7,841	12,756	6,842
Non-controlling interest	227	-	-

Total equity	8,068	12,756	6,842

Total liabilities and shareholders’ equity	$13,967	$17,834	$12,743